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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

Motient Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
619908304
(CUSIP Number)
J. Kevin Ciavarra
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 16, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	619908304	Page	2	of	17

1	NAMES OF REPORTING PERSONS: Prospect Street High Income Portfolio, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	04-3028343

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		1,155,224

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,155,224

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,155,224

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/IV

CUSIP No.	619908304	Page	3	of	17

1	NAMES OF REPORTING PERSONS: Prospect Street Income Shares Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	36-2765811

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Maryland

	7	SOLE VOTING POWER:

NUMBER OF		111,940

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		111,940

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	111,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO/IV

CUSIP No.	619908304	Page	4	of	17

1	NAMES OF REPORTING PERSONS: Highland Legacy Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		223,880

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,880

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	223,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	619908304	Page	5	of	17

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		5,352,497

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,352,497

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,352,497

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	6	of	17

1	NAMES OF REPORTING PERSONS: PAMCO Cayman, Limited

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		223,880

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		223,880

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	223,880

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	619908304	Page	7	of	17

1	NAMES OF REPORTING PERSONS: Highland Equity Focus Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	46-0491961

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,518,779

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,518,779

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,518,779

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	8	of	17

1	NAMES OF REPORTING PERSONS: Highland Select Equity Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		119,283

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		119,283

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	119,283

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	619908304	Page	9	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management Services, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 75-2911984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		182,748

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		182,748

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	182,748

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	10	of	17

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,822,764

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,822,764

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,822,764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN

CUSIP No.	619908304	Page	11	of	17

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,822,764

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,822,764

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,822,764

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	619908304	Page	12	of	17

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		9,024,326

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,024,326

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,024,326

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 17 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on October 20, 2003, Amendment No. 2 to Schedule 13D filed with the Commission on July 12, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on November 16, 2004, Amendment No. 4 to Schedule 13D filed with the Commission on April 19, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on September 7, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on September 29, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on October 11, 2005, Amendment No. 8 to Schedule 13D filed with the Commission on October 14, 2005, Amendment No. 9 to Schedule 13D filed with the Commission on October 21, 2005, Amendment No. 10 to Schedule 13D filed with the Commission on October 27, 2005, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2005, Amendment No. 12 to Schedule 13D filed with the Commission on December 8, 2005, Amendment No. 13 to Schedule 13D filed with the Commission on January 30, 2006, Amendment No. 14 to Schedule 13D filed with the Commission on February 14, 2006, Amendment No. 15 to Schedule 13D filed with the Commission on February 15, 2006, and Amendment No. 16 to Schedule 13D filed with the Commission on February 23, 2006 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 2. Identity and Background.
     Item 2 is hereby amended and restated in its entirety as follows:
     “(a) The names of the persons filing this statement (the “Reporting Persons”) are Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James Dondero, a citizen of the United States, Prospect Street High Income Portfolio, Inc., a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 (“Prospect Portfolio”), Prospect Street Income Shares Inc., a Maryland corporation and closed-end mutual fund registered under the Investment Company Act of 1940 (“Prospect Shares”), Highland Legacy Limited, a Cayman Islands exempted limited liability company (“Legacy”), Highland Crusader Offshore Partners, L.P., a Bermuda exempted limited partnership (“Crusader”), PAMCO Cayman, Limited, a Cayman Islands exempted limited liability company (“PAMCO”), Highland Equity Focus Fund, L.P., a Delaware limited partnership (“Equity Focus”), Highland Select Equity Fund, L.P., a Delaware limited partnership (“Equity Fund”), and Highland Capital Management Services, Inc., a Delaware corporation (“HCM Services”). Information is also given with respect to Highland Crusader Fund GP, L.P., a Delaware limited partnership (“Crusader Fund GP”), Highland Crusader GP, LLC, a Delaware limited liability company (“Crusader GP”), Highland Equity Focus Fund GP, L.P., a Delaware limited partnership (“HEFF Fund GP”), Highland Equity Focus GP, LLC, a Delaware limited liability company (“HEFF GP”), Highland Select Equity Fund GP, L.P., a Delaware limited partnership (“HSEF Fund GP”), and Highland Select Equity GP, LLC, a Delaware limited liability company (“HSEF GP”). The directors and executive officers of HCM Services, Strand, Prospect Portfolio and Prospect Shares are named on Appendix I hereto.
     (b) The address of Highland Capital, Strand, Mr. Dondero, Prospect Portfolio, Prospect Shares, Crusader, Equity Focus, Equity Fund and HCM Services is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The address of Legacy and PAMCO is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. The address of Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, and HSEF GP is c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. The business address of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is provided on Appendix I hereto.
     (c) This statement is filed on behalf of the Reporting Persons. Crusader Fund GP is the general partner of Crusader. Crusader GP the general partner of Crusader Fund GP. HEFF Fund GP is the general partner of Equity Focus. HEFF GP is the general partner of HEFF Fund GP. HSEF Fund GP is the general partner of Equity Fund. HSEF GP is the general partner of HSEF Fund GP. Pursuant to management agreements, Highland Capital exercises all voting and dispositive power with respect to securities held by Crusader, Legacy, PAMCO, Equity Focus, and Equity Fund. Strand is the general partner of Highland Capital. Mr. Dondero is the President and a director of HCM Services and Strand and the President of Prospect Portfolio and Prospect Shares.
     The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser to various entities, including Prospect Portfolio, Prospect Shares, Legacy, Crusader and PAMCO. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Mr. Dondero is serving as the President and a director Strand. The principal business of Crusader Fund GP is serving as the general partner of Crusader. The principal business of Crusader GP is serving as the general partner of Crusader Fund GP. The principal business of HEFF Fund GP is serving as the general partner of Equity Focus. The principal business of HEFF GP is serving as the general partner of HEFF Fund GP. The principal business of HSEF Fund GP is serving as the general partner of Equity Fund. The principal business of HSEF GP is serving as the general partner of HSEF Fund GP. The principal business of Prospect Portfolio, Prospect Shares, Crusader, PAMCO, Equity Focus, Equity Fund and HCM Services is purchasing, holding and selling securities for investment purposes. The present principal occupation or employment of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares and the name, principal business and address of any corporation or other organization in which such employment is conducted is provided on Appendix I hereto.
     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, HSEF GP, the persons controlling the Reporting Persons, or the directors or executive officers of HCM Services, Strand, Prospect Portfolio, and Prospect Shares, has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) Highland Capital, Strand, Equity Focus, Equity Fund, HCM Services, Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, and HSEF GP are organized under the laws of the State of Delaware. Crusader is organized under the laws of Bermuda. Prospect Portfolio and Prospect Shares are organized under the laws of the State of Maryland. Legacy and PAMCO are organized under the laws of the Cayman Islands. Mr. Dondero is a citizen on the United States. The citizenship of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is provided on Appendix I hereto.”
Item 4. Purpose of the Transaction.
     Item 4 is hereby supplemented as follows:
     On March 16, 2006, Highland Capital Management, L.P. sent a letter to the stockholders of Motient Corporation (the “Company”). A copy of the letter is attached hereto as Exhibit 99.13.
     In response to the foregoing actions, among others, the Reporting Persons are considering various plans or proposals which relate to or could result in the transactions or changes contemplated by Items 4(a) through 4(j) of Schedule 13D. Such plans or proposals could include acquisitions of additional shares in the open market or otherwise and potentially seeking possible changes in the present Board and management of the Company. In the interim and prior to formulating any definitive plan or proposal, the Reporting Persons may communicate with other stockholders regarding their concerns about the actions taken by the Company and its management.

Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     “Each of the Reporting Persons and Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, and HSEF GP declare that the filing of this statement shall not be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
     (a) As of March 16, 2005, each of the Reporting Persons may be deemed to beneficially own an aggregate of 9,024,326 shares of Common Stock, representing approximately 14.4% of the Common Stock outstanding as of March 16, 2005 (based on the number of shares of Common Stock outstanding as contained in Amendment No. 5 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on November 15, 2005). Each of Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, and HSEF GP and each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares (other than Mr. Dondero) beneficially owns zero shares of Common Stock.
     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power

Prospect Street High Income Portfolio, Inc.	1,155,224	0	1,155,224	0
Prospect Street Income Shares Inc.	111,940	0	111,940	0
Highland Legacy Limited	223,880	0	223,880	0
Highland Crusader Offshore Partners, L.P. (1)	5,352,497	0	5,352,497	0
Highland Crusader Fund GP, L.P. (1)	0	0	0	0
Highland Crusader GP, LLC (1)	0	0	0	0
PAMCO Cayman, Limited	223,880	0	223,880	0
Highland Select Equity Fund, L.P. (2)	119,283	0	119,283	0
Highland Select Equity Fund GP, L.P. (2)	0	0	0	0
Highland Select Equity GP, LLC (2)	0	0	0	0
Highland Equity Focus Fund, L.P. (3)	1,518,779	0	1,518,779	0
Highland Equity Focus Fund GP, L.P. (3)	0	0	0	0
Highland Equity Focus GP, LLC (3)	0	0	0	0
Highland Capital Management Services, Inc. (4)	182,748	0	182,748	0
Highland Capital Management, L.P. (5) (6)	8,822,764	0	8,822,764	0
Strand Advisors, Inc. (6)	8,822,764	0	8,822,764	0
James Dondero (6) (7)	9,024,326	0	9,024,326	0

(1)	Includes (i) 2,094,289 shares of Common Stock held directly, (ii) 912,514 shares of Common Stock that may be acquired by Crusader within 60 days of the date hereof upon exercise of warrants and (iii) 2,345,694 shares of Common Stock that may be acquired by Crusader within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock. Crusader Fund GP is the general partner of Crusader and Crusader GP is the general partner of Crusader Fund GP. However, pursuant to a management agreement between Highland Capital and Crusader, Highland Capital has all voting and dispositive powers with respect to securities held by Crusader.

(2)	Includes 10,939 shares of Common Stock that may be acquired by Equity Fund within 60 days of the date hereof upon exercise of warrants. HSEF Fund GP is the general partner of Equity Fund and HSEF GP is the general partner of HSEF Fund GP. However, pursuant to a management agreement between Highland Capital and Equity Fund, Highland Capital has all voting and dispositive powers with respect to securities held by Equity Fund.

(3)	Includes (i) 1,300,145 shares of Common Stock held directly, (ii) 164,089 shares of Common Stock that may be acquired by Equity Focus within 60 days of the date hereof upon exercise of warrants and (iii) 54,545 shares of Common Stock that may be acquired by Equity Focus within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock. HEFF Fund GP is the general partner of Equity Focus and HEFF GP is the general partner of HEFF Fund GP. However, pursuant to a management agreement between Highland Capital and Equity Focus, Highland Capital has all voting and dispositive powers with respect to securities held by Equity Focus.

(4)	Represents shares of Common Stock that may be acquired by HCM Services within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(5)	Includes 117,281 shares of Common Stock that may be acquired by Highland Capital within 60 days of the date hereof upon conversion of shares of Series A Preferred Stock.

(6)	As a result of the relationships described herein, Highland Capital, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock beneficially owned by Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund, and Mr. Dondero may also be deemed to be the indirect beneficial owner of the shares of Common Stock beneficially owned by HCM Services. Highland Capital, Strand and Mr. Dondero expressly disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein.

(7)	Includes 18,814 shares of Common Stock held directly.
     (c) Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days or since the most recent of Schedule 13D, whichever is less, by the Reporting Persons or, to the knowledge of the Reporting Persons, any of Crusader Fund GP, Crusader GP, HEFF Fund GP, HEFF GP, HSEF Fund GP, HSEF GP, or the persons controlling the Reporting Persons.
     (d) Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock covered by this statement.
     (e) Inapplicable.”
Item 7. Material to be Filed as Exhibits.
     Item 7 is hereby amended and supplemented as follows:

Exhibit 99.13	Letter from Highland Capital Management, L.P. to the stockholders of Motient Corporation, dated March 16, 2006.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 16, 2006
HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

/s/ James Dondero

James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PROSPECT STREET INCOME SHARES INC.

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND LEGACY LIMITED

	By:	Highland Capital Management, L.P., its collateral manager
	By:	Strand Advisors, Inc., its general partner

		By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P., its general partner
By:	Highland Crusader GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

PAMCO CAYMAN, LIMITED

By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.

By:	Highland Equity Focus Fund GP, L.P., its general partner
By:	Highland Equity Focus GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND SELECT EQUITY FUND, L.P.

By:	Highland Select Equity Fund GP, L.P., its general partner
By:	Highland Select Equity GP, LLC, its general partner
By:	Highland Capital Management, L.P., its sole member
By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT SERVICES, INC.

By:	/s/ James Dondero

Name:	James Dondero
Title:	President

APPENDIX I
     The name of each director and executive officer of HCM Services, Strand, Prospect Portfolio and Prospect Shares is provided below. Unless otherwise indicated, the business address of each person named below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person named below is a citizen of the United States of America. The present principal occupation or employment of each person named below, and the name, principal business and address of any corporation or other organization in which such employment is conducted, is provided below.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Highland Capital Management Services, Inc.
James D. Dondero, Director	President
Mark K. Okada, Director	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Appu Mundassery	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Assistant Treasurer

Strand Advisors, Inc.
James D. Dondero, Director	President
Mark K. Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
J. Kevin Ciavarra	Assistant Secretary
Appu Mundassery	Assistant Secretary
David Lancelot	Treasurer
Chad Schramek	Assistant Treasurer

Prospect Street High Income Portfolio, Inc. and Prospect Street Income Shares Inc.
James D. Dondero	President
Mark K. Okada	Executive Vice President
R. Joseph Dougherty, Director	Senior Vice President
M. Jason Blackburn	Secretary and Treasurer
Michael S. Minces	Chief Compliance Officer
Timothy K. Hui, Director	Associate Provost for Graduate Education of the Pennsylvania Biblical University, 48 Willow Green Drive, Churchville, Pennsylvania 18966
Scott F. Kavanaugh, Director	Private investments
James F. Leary, Director	Managing Director of Benefit Capital Southwest, Inc., 2006 Peakwood Drive, Garland, Texas 75044
Bryan A. Ward, Director	Senior Manager of Accenture, LLP, 3625 Rosedale, Dallas, Texas 75205